FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  January 21, 2004

PARAMOUNT ENERGY TRUST

(Translation of registrant’s name into English)

SUITE 500, 630 – 4 AVENUE SW, CALGARY, AB  T2P 0J9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

EXHIBITS

The following documentation is being submitted herewith:

Press Release dated January 21, 2004.

NEWS RELEASE

PARAMOUNT ENERGY TRUST ANNOUNCES JANUARY 2004 DISTRIBUTION

AND PROVIDES UPDATE ON GAS/BITUMEN ISSUE

January 21, 2004  Paramount Energy Trust ("PET" or the “Trust”) (TSX – PMT.UN) is pleased to announce that its distribution on February 16, 2004 in respect of production for the month of January 2004, for Unitholders of record on January 30, 2004, will be $0.20 per Trust Unit.  The ex-distribution date is January 28, 2004.  This distribution amount maintains the previous monthly level and brings cumulative distributions paid to-date to $3.004 per Trust Unit.

On January 2, 2004, the Alberta Energy and Utilities Board (“EUB” or the “Board”) released their Regional Geological Study (“RGS”) of the Wabiskaw-McMurray Formations in a portion of the Athabasca Oil Sands Area pursuant to General Bulletin (GB) 2003-28.  The objective of the RGS was to identify which gas pools are potentially in pressure communication with stratigraphic units that have the potential to contain bitumen exceeding 10 metres in thickness within a part of the Athabasca Wabiskaw-McMurray deposit.  The RGS was prepared by EUB and seconded Industry staff under strict guidelines imposed by the EUB.  Any suggestion that the Regional Geological Study is a joint Industry / EUB study is misleading as it does not represent an interpretation of the Wabiskaw-McMurray geology in the study area that has been reviewed or accepted by Industry.

In December 2003, gas pools in the study area were reinterpreted and newly defined EUB Pool Orders were issued by the EUB concurrently with the RGS.  These new EUB Pool Orders appear to have been generated almost exclusively on the basis of geological correlation, without regard to available pressure and engineering data which are generally also incorporated into gas pool determinations.  As a result, the newly defined Pool Orders are, in many cases, significantly larger in areal extent than previous pools and likely do not reflect the size and distribution of the actual gas pools.  The limited scope of the gas pool delineation assessment translates into concern with the conclusions in the RGS, as geological correlation alone cannot be used to adequately address issues of pool connectivity.  Such limitations were highlighted by Dr. Wardlaw, who acted as an advisor to the EUB on the RGS, in his formal comments included in Appendix 1 of the study.  The study also does not distinguish or delineate potentially recoverable bitumen nor does it specifically identify gas pools or individual gas wells that may be recommended for shut-in.

According to the EUB’s news release of January 2, 2004, the Board’s recently assembled Staff Submission Group is presently expected to utilize the RGS as a tool to prepare recommendations respecting the production status of specified gas wells in the study area based on their interpreted pressure communication with potentially recoverable bitumen.  The EUB staff recommendations are scheduled to be released on January 26, 2004.  It is the view of the Trust that the EUB, for a variety of reasons, will not be in a technical position to release adequately researched recommendations to continue or vary the production status of gas wells by January 26, 2004.  Furthermore, PET maintains that the limited hearing process proposed by the EUB to commence on March 8, 2004 to address any wells for which the Staff Submission Group recommendations are disputed, can not possibly result in an accurate assessment of which gas production, if any, may be placing potentially recoverable bitumen at an unacceptable risk.

In this regard PET, in conjunction with other area producers of gas and bitumen, has submitted a formal request to the EUB to modify the proposed process to allow for the gathering, analysis and consideration of all relevant data, particularly pressure data, prior to redetermining the status of any well and prior to any further action by the EUB.  The consortium believes that if any oil sands leaseholder, EUB staff or any other party does identify wells or pools which should be dealt with on such an urgent basis as to justify precluding comprehensive analysis and due process, there is a mechanism in place to deal with these situations as outlined in Phase 2 of GB 2003-28, beginning with the concerned party providing complete evidence to the EUB for distribution to all interested parties.  To-date, no response has been received from the EUB regarding this request to modify the EUB’s planned process.

PET has serious concerns regarding GB 2003-28 and Interim Shut-in Order 03-001 which resulted in 7.9 MMcf/d of natural gas sales, net to PET, being shut-in on September 1, 2003.  Accordingly PET, and others, filed an application for leave to appeal the validity of GB 2003-28.  This leave application was heard by the Court of Appeal on January 8, 2004 and we expect a decision in the matter will be issued within the next two weeks.

The matters currently under consideration by the EUB have far reaching effects.  Clearly, the potential costs to gas producers, bitumen leaseholders, the Province and / or the Government of Alberta are very significant, not to mention the potential impacts on local communities and the future economic development of both resources.  We submit that a process which will lead to adequately researched recommendations and decisions, while addressing regions of perceived urgency, is in the best interest of all parties.

PET continues to work with the EUB and other producers in the area, recently submitting technical data and analysis to the EUB with respect to many of its gas pools including those in the Liege/Legend, Corner and Leismer areas. These submissions and related correspondence as well as further information with respect to the gas/bitumen issue and its possible effects on the Trust can be found on PET's website at www.paramountenergy.com/investor relations/gas-bitumen issue.

PET is not able to predict the future actions of the EUB or the timing thereof with respect to the gas/bitumen issue and the potential shut in of additional gas production.  Nor can we predict the outcome of ongoing discussions with the Government of Alberta regarding the amount, timing and form of financial assistance.   Consequently, we are unable to provide guidance with respect to future monthly distributions at this time. PET will continue to provide additional information on this matter as it becomes available.

PET continues to pursue all avenues to preserve its production base and Unitholders' value pursuant to our fundamental belief that no gas production in northeast Alberta poses a threat to ultimate commercial bitumen recovery that cannot be alleviated by technological solutions.  Regardless of the future actions of the EUB, including possible amendments to the current proposed process, PET will continue to insist that full and fair consideration must be given to all of the relevant evidence relating to its properties.

Paramount Energy Trust is a natural gas-focussed Canadian energy trust.  PET’s Trust Units are listed on the Toronto Stock Exchange under the symbol "PMT.UN".  Further information with respect to PET can be found at its website at www.paramountenergy.com.

This news release contains forward-looking information.  Implicit in this information, particularly in respect of cash distributions, are assumptions regarding natural gas prices, production, royalties and expenses which, although considered reasonable by PET at the time of preparation, may prove to be incorrect.  These forward-looking statements are based on certain assumptions that involve a number of risks and uncertainties and are not guarantees of future performance.  Actual results could differ materially as a result of changes in PET’s plans, changes in commodity prices, regulatory changes, general economic, market and business conditions as well as production, development and operating performance and other risks associated with oil and gas operations.  There is no guarantee by PET that actual results achieved will be the same as those forecast herein.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein

FOR FURTHER INFORMATION, PLEASE CONTACT:

Paramount Energy Operating Corp, administrator of Paramount Energy Trust Suite 500, 630 – 4 Avenue SW, Calgary, AB T2P 0J9 Telephone: (403) 269-4400 Fax: (403) 269-6336 Email: info@paramountenergy.com
Susan L. Riddell Rose, President and Chief Operating Officer Cameron R. Sebastian, Vice President, Finance and Chief Financial Officer Gary C. Jackson, Vice President, Land, Legal and Acquisitions

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PARAMOUNT ENERGY TRUST

By its Administrator PARAMOUNT

ENERGY OPERATING CORP.

(Registrant)

By:/s/ Susan L. Riddell Rose

 (Signature)

Susan L. Riddell Rose

President

Date:  January 21, 2004